

May 20, 2014

Via E-mail
Mr. Michael Beyer
Chief Executive Officer
Foresight Energy LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

> **Re: Foresight Energy LP**
> **Amendments No. 7 and No. 8 to Registration Statement on Form S-1**
> **Filed May 7, 2014 and May 9, 2014**
> **File No. 333-179304**

Dear Mr. Beyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 59

1.   Please expand your disclosure to clarify how pro forma net tangible book value (before the offering) of the contributed assets and liabilities will be derived from your March 31, 2014 financial statements.

Capitalization, page 60

2.   Please expand the footnote disclosure to your capitalization table to explain how the As Adjusted" Term Facility balance will change from the "Actual" amount, if applicable.

3.   Please expand your disclosure in footnote (5) to your capitalization table to include a discussion of the terms of the sale of the longwall shields, whether any gain or loss is

expected to be recognized, and whether or not the proceeds from their sale are expected to impact your "As Adjusted" cash and cash equivalents balance.

4.   Please expand the footnote disclosure to your capitalization table as to explain how the "As Adjusted" Foresight Energy LP partners' capital amounts will be derived.

Contract Mining Agreement, page 125

5.   We note your revised disclosure regarding your contract mining agreements. With a view to disclosure, please advise us of any other relationships between David Jude, the President of Coal Field Transports, Inc., Chris Cline and their affiliates.

6.   We note your revised disclosure here and elsewhere in response to prior comment 2, including references to "minimal day-to-day supervision" and reports addressing "key management performance indicators." We believe investors should be provided information regarding the experience and qualifications of the contract miners' supervisors and executives who conduct your mining operations. In this regard, it is unclear why your "Partnership managers" are not addressed in the Employees discussion on page 136. Please revise accordingly.

7.   Additionally, we note the statement on page 32 that you have had a relationship with the parent company that owns your contract mining operators since your inception, "and this structure is similar to the one that [y]our Principal Strategy Advisor has implemented at previous mine developments over the past 25 years." With a view to clarifying disclosure, please identify and advise us of the nature of Mr. Cline's other mine developments using Coal Field Transports.

Exhibits

8.   Please file the remaining exhibits that have not been filed allowing a reasonable time for review. Also, please file complete exhibits. We note that certain exhibits such as exhibit 10.33 appear to be missing attachments including exhibits and schedules. Please clarify which exhibits represent the leases between Colt LLC and Macoupin Energy LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): William Miller, Esq.